File No. 70-9849
70-10067

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

In accordance with the order of the Securities and Exchange Commission ("Commission") dated January 16, 2002, Holding Company Act Release No. 27490 (the “January 2002 Order”) and the Order of the Commission dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order”), National Grid Transco plc (“National Grid”), formerly National Grid Group plc, hereby submits its report for the period October 1, 2002 to March 31, 2003 (the “reporting period”)[1]. The January 2002 Order and the October 2002 Order shall be referred to herein collectively as the “Orders”. Following is a listing of the applicable reporting requirements contained in the Orders (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the January 2002 Order.

In this report a conversion ratio of 1 GBP to 1.58 US Dollars has been used except for converting income statement items where a conversion ratio of 1 GBP to 1.59 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

      Response:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
10/21/02	1,323,206,050	Shares issued in respect of the Lattice Group plc merger	N/A	N/A	N/A
10/25/02	334,346	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 470.5p per share.	1,061,634	1,677,382
11/11/02	2,821	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 441.25p per share.	8,953	14,146
11/15/02	43,612	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 447p per share.	138,144	218,268
11/29/02	7,612	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 431.25p per share.	24,050	37,999
12/04/02	239	£1000 value Grid 4.25% exchangeable bond exercised	Sale price – 417p per share. Closing mid-market 418p per share.	1,000	1,580
12/09/02	1,794	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 420.25p per share.	5,642	8,914
12/13/02	239	£1000 value Grid 4.25% exchangeable bond exercised	Sale price – 417p per share. Closing mid-market 434.5p per share.	1,000	1,580
12/16/02	62,953	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 430p per share.	199,669	315,477
01/15/03	99,757	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 435p per share.	315,949	499,199
02/17/03	139,332	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 413.5p per share.	441,544	697,640
02/20/03	239	£1000 value Grid 4.25% exchangeable bond exercised	Sale price – 417p per share. Closing mid-market 415.25p per share.	1,000	1,580
03/14/03	124,986	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 344p or 314.5p per share. Closing mid-market 390.5p per share.	395,485	624,867

Movements in short-term borrowings during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
Various	National Grid	1.3632% - 1.5501%	US Commercial Paper	Between 1–60 days	1,786,706	2,822,995

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Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

      Response:

National Grid Transco plc issued a guarantee on 28 November 2002 to European Investment Bank in relation to a ten year £200m credit facility established by the European Investment Bank for National Grid Company plc; the credit facility was established for the purpose of financing capital projects. Under the terms of this guarantee, National Grid Transco plc guarantees the payment of all principal monies, interest, commission, liquidated damages, charges, expenses, and other monies which may from time to time become payable by National Grid Company plc under the applicable Finance Contract; if National Grid Company plc defaults on any guaranteed payment, then National Grid Transco plc is required to pay the sum in default on demand. The guarantee is a continuing security until all guaranteed sums have been paid in full or discharged.

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Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

      Response:

A.
As of March 31, 2003, National Grid’s consolidated retained earnings calculated in accordance with US GAAP were GBP 2,263,000,000 (USD 3,575,540,000) – excluding Other Comprehensive loss) (OCI) of GBP (1,175,000,000) (USD (1,856,500,000m). Retained earnings, including OCI were GBP 1,088,000,000 (USD1,719,040,000).

B.
National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2003 was GBP 10,301,364,000 (USD 16,276,155,200). Such aggregate investment is calculated on the basis of cost accounting.

C.
National Grid’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 455% as of March 31, 2003. Under the October 2002 Order, National Grid was authorized to invest up to USD 20,000,000,000 in FUCOs. National Grid had USD 3,723,844,800 of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The increase in National Grid’s aggregate investment in FUCO’s and EWG’s reflects the closing of the merger with Lattice Group plc as described in the October 2002 Order; otherwise, no major EWG or FUCO investments were made during the reporting period. As of the prior reporting period ended September 30, 2002, using a conversion ratio at that time of 1 GBP to 1.56 USD, National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 2,020,106,200 (USD 3,151,365,600).

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Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order.

      Response: Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

      Response:

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Term of Loan	GBP Balance at 03/31/03	USD Balance at 03/31/03
National Grid USA	National Grid Holdings Inc.	USD 135,500,000	1.25%*	On demand	85,759,494	135,500,000
National Grid Holdings Inc.	National Grid US LLC	USD 114,000,000	1.24%*	On demand	90,047,468	142,275,000

* Interest rates are based on 30-day commercial paper and represent an average for the period ending March 31, 2003.

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Reporting Requirement No. 6: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period.[2]

      Response:

Other than the money pool borrowings reported below, there has been no short-term debt issued by Utility Subsidiaries during the reporting period.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company *

National Grid USA Subsidiary	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$49,875,000
Massachusetts Electric Company		$133,150,000
The Narragansett Electric Company	5,250,000
Granite State Electric Company	6,475,000
Nantucket Electric Company		825,000
New England Power Company	244,150,000
Niagara Mohawk Power Corporation		198,000,000
New England Hydro-Transmission Electric Co., Inc.	2,525,000
New England Hydro-Transmission Corporation	125,000
New England Electric Transmission Corporation		3,375,000
EUA Energy Investment	20,375,000
National Grid USA Service Company, Inc.	6,575,000
Total	$335,350,000	$335,350,000
	============	============

* A list of all deposits and withdrawals by company from the system money pool during the reporting period is available to the Commission upon request.

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Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by any Utility Subsidiary during the reporting period.

     Response:      None

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Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period.

     Response:      None

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Reporting Requirement No. 9: A retained earnings analysis of each company in the National Grid USA system, detailing Gross Earnings (as that term is defined in the Commission’s Order dated March 15, 2000, National Grid Group plc, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

       Response:   Please see Exhibit A-2 attached hereto.

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Reporting Requirement No. 10: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings One, each Intermediate Holding Company, and each company in the National Grid USA system.

     Response:

For National Grid, National Grid Holdings One, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

For the National Grid USA system companies, please see Exhibit A-4 attached hereto.

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Reporting Requirement No. 11: If any National Grid USA subsidiary borrows from an associated company on the FUCO side of the National Grid system, National Grid will: (a) list a minimum of three other sources of funds and their rates and terms; and (b) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option.

      Response:

There were no loans during the reporting period to any National Grid USA subsidiary from an associated company on the FUCO side of the National Grid system.

=====================

Reporting Requirement No. 12: Identification of: (a) all entities established directly or indirectly by National Grid during the reporting period under the authorization granted by the January 2002 Order (“New Entities”); (b) the business purpose(s) of those entities; (c) the significant assets held by those entities; and (d) the owner(s) of those entities, including the percentage of interests in those entities held by the owners.

      Response:

During the reporting period, National Grid established no financing entities to facilitate financings by issuing to third parties income preferred securities or other authorized or exempt securities.

During the reporting period, National Grid neither acquired nor established, directly or indirectly, any Intermediate Subsidiaries organized for the purpose of acquiring, financing, and holding securities of one or more existing or future Nonutility Subsidiaries.

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Reporting Requirement No. 13: Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders.

      Response: Filed under cover of Form SE as Exhibit A-5.

=====================

Reporting Requirement No. 14[3]: A current calculation of National Grid’s "aggregate investment" in FUCO investments as a percentage of its "consolidated retained earnings," as both terms are defined by Rule 53(a).

      Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 15: A statement of National Grid’s “aggregate investment” in FUCO investments (as defined by Rule 53(a)) as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the reporting period.

      Response:

As of March 31, 2003, National Grid’s aggregate investment in FUCO investments as a percentage of:

A.	Total capitalization:	42%
B.	Net utility plant:	46%
C.	Total consolidated assets:	28%
D.	Market value of common equity:	86%

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Reporting Requirement No. 16: Consolidated capitalization ratios of National Grid and each of its public-utility subsidiaries as of the end of the reporting period.

      Response: Please see Exhibits A-3 and A-4 attached hereto.

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Reporting Requirement No. 17: The market-to-book ratio of National Grid's common stock at the end of the reporting period.

      Response:

As of March 31, 2003, the market-to-book ratio of National Grid’s common stock was 1.3.

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Reporting Requirement No. 18: An analysis of National Grid's consolidated earnings that segregates total earnings attributable to FUCOs from those which are attributable to National Grid's other subsidiaries as of the end of the reporting period.

      Response:

As described in more detail in the annual report and accounts of National Grid filed on Form 20F on 11 June, 2003, SEC File No. 001-14958, National Grid 's consolidated earnings, under UK GAAP, for the year ended March 31, 2003 before exceptional items and goodwill amortization were £870m ($1,383m), on revenues of £9,400m ($14,946m). In the UK, National Grid 's electricity and gas transmission business, delivered a strong performance, meeting record demands for electricity and gas and achieving underlying operating profits of £846m ($1,345m), an increase of £65m ($103m) over last year. This operating performance was driven by further reductions in controllable costs, strong performance under the electricity SO incentive schemes and the recognition of some £20m ($32m) of non-recurring income in the first half of the year. The UK electricity transmission business is owned, indirectly, by National Grid Holdings Limited and the UK gas transmission business is owned, indirectly, by Lattice Group plc; both these companies are FUCOs.

In the UK gas distribution business, underlying UK GAAP operating profit rose by £6m ($10m) to £554m ($881m), primarily due to the lowering of controllable costs by £26m ($41m) and an increase in external income of £29m ($46m), partially offset by the planned £37m ($59m) increase in replacement expenditure and a £9m ($14m) increase in depreciation. With a real reduction in controllable costs, we met our target to achieve the regulatory allowance by March 2003 for the gas business and are on track to outperform over the remaining 4 years of the price control period. The UK gas distribution business is owned, indirectly, by Lattice Group plc.

In the US, National Grid delivered good results, with cost cutting and highly favorable weather conditions offsetting the impact of the sluggish economy, a weakened US dollar, and increased pension costs. The US businesses contributed £699m ($1,111m) to underlying UK GAAP operating profit from group undertakings, compared with £370m ($588m) last year, primarily reflecting a full year contribution from our New York operations. Savings from the integration of our New York and New England operations are being delivered ahead of schedule with an annualized reduction in controllable costs of 6.5% in real terms toward our goal of reducing real controllable costs by 20% by March 2005.

Underlying UK GAAP operating profit from National Grid ’s other activities, including joint ventures and discontinued operations, was £86m ($137m) compared to £84m ($134m) last year.

National Grid has also made rapid progress rationalizing our portfolio of other businesses, completing the sales of The Leasing Group and part of Energy Services.

Under UK GAAP merger accounting principles have been adopted in accounting for the business combination of National Grid and Lattice. Under US GAAP, acquisition accounting principles have been applied. Consequently, the results of National Grid under US GAAP only include the results of Lattice with effect from the date of acquisition (21 October 2002). Under US GAAP National Grid revenues in 2003 were £7,931m ($12,610m) and net income was £751m ($1,194m). Operating profit for UK gas distribution and UK electricity and gas transmission was £567m ($902m) and £596m ($948m) respectively.

A conversion ratio of 1 GBP to 1.59 US Dollars has been used.

=====================

Reporting Requirement No. 19: A statement of National Grid's authorized FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the semiannual period.

      Response: Please see Item C of Reporting Requirement No. 3, above.

=====================

Reporting Requirement No. 20: A statement of revenues and net income of each of National Grid's FUCOs for the twelve months (or six months, as applicable) ended as of the end of the semiannual period (such statement to indicate which FUCOs were acquired during the reporting period).

      Response:

During the reporting period National Grid completed its merger with Lattice Group plc as described in the October 2002 Order. In connection with this transaction Lattice Group plc became a FUCO within the National Grid system.

A.
National Grid Holdings Limited consolidated revenues calculated in accordance with US GAAP for the twelve months ended March 31, 2003 were GBP 1,942,910,000 (USD 3,089,226,900). Lattice Group plc’s consolidated revenues calculated in accordance with US GAAP for the twelve months ended March 31, 2003 were GBP 1,708,625,000 (USD 2,716,713,750).

B.
National Grid Holdings Limited consolidated net income calculated in accordance with US GAAP for the twelve months ended March 31, 2003 was GBP 416,000,000 (USD 661,440,000). Lattice Group plc’s consolidated net income calculated in accordance with US GAAP for the twelve months ended March 31, 2003 was GBP 332,980,000 (USD 529,438,200).

=====================

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File Nos. 70-9849 and 70-10067) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

By: s/ John G. Cochrane_____________

          John G. Cochrane
          Authorized Representative

Date: June 27, 2003

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A-1	Aggregate amount of National Grid securities and guarantees Issued since March 15, 2000 and Outstanding as of the end of the Reporting Period	Filed herewith
Exhibit A-2	Retained Earnings analysis of National Grid USA	Filed herewith
Exhibit A-3	National Grid Capitalization Table	Filed herewith
Exhibit A-4	Capital Structure of National Grid USA Companies	Filed herewith
Exhibit A-5	Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE

Exhibit A-1

Aggregate amount of National Grid securities and guarantees
issued since March 15, 2000 through January 15, 2002 and
outstanding as of the end of the reporting period

National Grid Holdings One plc (formerly National Grid Group plc) as at March 31, 2003

Type of Security	GBP	USD
Ordinary shares, including options and warrants	59,702,465	94,329,895
Preferred stock	None	None
Bank debt	0	0
Commercial paper	None	None
Bond issues – straight	0	0
Bond issues – convertible	None	None
Guarantees

0

0

Total
	59,702,465	94,329,895

Securities and guarantees issued by NGG Finance plc are no longer included in the aggregate securities and guarantees of National Grid Holdings One plc, as NGG Finance plc is no longer a directly held subsidiary of National Grid Holdings One plc but is now a direct subsidiary of National Grid Transco plc.

Aggregate amount of National Grid securities and guarantees
Issued since January 16, 2002 and
Outstanding as of the end of the reporting period

National Grid Transco plc (formerly National Grid Group plc) as at March 31, 2003

Type of Security	GBP	USD
Ordinary shares, including options and warrants	4,068,435	6,428,129
Preferred stock	None	None
Bank debt	0	0
Commercial paper	557,234,991	880,431,285
Bond issues – straight	1,379,786,133	2,180,062,090
Bond issues – convertible	None	None
Guarantees

0

0

Total
	1,941,089,559	3,066,921,504

Securities and guarantees issued by National Grid Transco plc are taken to include those of its direct subsidiary NGG Finance plc.

Exhibit A-2

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2002 THROUGH MARCH 31, 2003
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2003
($MM)
	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[3]	New England Hydro Transmission-Electric Co., Inc.	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.
Retained Earnings (Deficit) - Beginning of Period	129.9	84.7	6.5	1.2	24.4	178.0	0.5	0.5	-
Net Income (Loss)	39.9	22.7	2.8	0.4	64.1	36.2	2.7	1.6	-
Gross Retained Earnings (Deficit)	169.8	107.4	9.3	1.6	88.5	214.2	3.2	2.1	-

Dividends Paid on Preferred Stock	0.3	0.2	-	-	2.8	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	2.8	1.8
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-	-
Retained Earnings (Deficit) – End of Period	169.5	107.2	9.3	1.6	85.7	214.2	0.4	0.3	-

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	-	2.8	1.8	-
Out of Capital Surplus	-	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	2.8	1.8	-

Common Stock	60.0	56.6	6.0	-	187.4	72.4	2.3	0.1	-
Premium on Common Stock	-	-	-	-	-	-	10.4	5.2	-
Other Paid-In Capital	1,509.0	805.6	40.1	22.5	2,621.4	731.9	20.2	14.1	-
Unappropriated Retained Earnings (Deficit)	169.5	107.2	9.3	1.6	85.7	214.2	0.4	0.3	-
Other Comprehensive Income	(152.8)	(89.4)	(6.2)	(0.4)	-	(0.2)	-	-	-
Total Common Equity	1,585.7	880.0	49.2	23.7	2,894.5	1,018.3	33.3	19.7	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2002 THROUGH MARCH 31, 2003
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2003
($MM)

	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy, Inc.	NM Receivables Corp. II	NM Receivables, LLC	NM Properties, Inc.[2]
Retained Earnings - Beginning of Period	0.1	481.2	(2.9)	0.1	-	-	4.5	-
Net Income (Loss)	0.3	140.2	63.2	0.2	-	-	(0.5)	-
Gross Retained Earnings	0.4	621.4	60.3	0.3	-	-	4.0	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	0.1	233.0	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	0.1	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-
Retained Earnings - End of Period	0.2	388.4	60.3	0.3	-	-	4.0	-

Dividends Paid on Common Stock
Out of Retained Earnings	0.1	233.0	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	0.1	233.0	-	-	-	-	-	-

Common Stock	-	-	1.9	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	0.3	7,099.0	2,837.1	13.4	-	-	217.2	-
Unappropriated Retained Earnings	0.2	388.4	60.3	0.3	-	-	4.0	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	(257.2)	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	0.5	7,230.2	2,899.3	13.7	-	-	221.2	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2002 THROUGH MARCH 31, 2003
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2003
($MM)

	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	NEES Communications, Inc.	National Grid Communications, Inc.	GridAmerica Holdings, Inc	GridAmerica LLC	NEES Energy, Inc.
Retained Earnings - Beginning of Period	5.2	2.4	1.5	(0.7)	-	-	-	0.1
Net Income (Loss)	(1.0)	0.5	(0.6)	(15.7)	(0.6)	-	-	(0.1)
Gross Retained Earnings	4.2	2.9	0.9	(16.4)	(0.6)	-	-	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-
Retained Earnings - End of Period	4.2	2.9	0.9	(16.4)	(0.6)	-	-	-

Dividends Paid on Common Stock
Out of Retained Earnings	-	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	-	-

Common Stock	-	-	-	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	15.6	2.1	(5.4)	125.2	-	-	-	(6.5)
Unappropriated Retained Earnings	4.2	2.9	0.9	(16.4)	(0.6)	-	-	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	-	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	19.8	5.0	(4.5)	108.8	(0.6)	-	-	(6.5)

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2002 THROUGH MARCH 31, 2003
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2003
($MM)

	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid USA CONSOLIDATED
Retained Earnings - Beginning of Period	0.3	(0.2)	481.2
Net Income (Loss)	0.2	-	140.2
Gross Retained Earnings	0.5	(0.2)	621.4

Dividends Paid on Preferred Stock	-	-	(0.0)
Dividends Paid on Common Stock	-	-	233.0
Premium on Redemption of Preferred Stock	-	-	-
Repurchase of Common Stock	-	-	(0.0)
Retained Earnings Adjustment	-	-	(0.0)
Retained Earnings - End of Period	0.5	(0.2)	388.4

Dividends Paid on Common Stock
Out of Retained Earnings	-	-	233.0
Out of Capital Surplus	-	-	-
Out of Capital	-	-	-
Total Dividends Paid on Common Stock	-	-	233.0

Common Stock	-	-	-
Premium on Common Stock	-	-	-
Other Paid-In Capital	10.7	-	7,099.0
Unappropriated Retained Earnings	0.5	(0.2)	388.4
Treasury Stock, At Cost	-	-	-
Reacquired Capital Stock	-	-	-
Other Comprehensive Income	(5.2)	-	(257.2)
Translation Adjustment	-	-	-
Total Common Equity	6.0	(0.2)	7,230.2

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power, Co., Maine Yankee Atomic Power, Co., Vermont Yankee Nuclear Power Corp., and Yankee Atomic Electric Co.

Exhibit A-3
NATIONAL GRID
CAPITALIZATION TABLE
AT MARCH 31, 2003

	National Grid (consolidated)		National Grid Holdings One plc		National Grid Holdings Ltd (consolidated)		National Grid (US) Holdings Limited		National Grid (US) Investments 4
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	14,893.1	38.3	1,491.3	19.3	2,119.7	28.9	1,230.3	97.1	2,656.3	29.8
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short – term debt	3,215,.3	8.2	6,250.0	80.7	906.9	12.4	36.2	2.9	6,253.4	70.2
Long – term debt	20,631.5	53.1	-	-	4,295.6	58.7	-	-	-	-
Equity minority interests	23.7	0.1	-	-	(0.9)	-	-	-	-	-
Preference stock issued by subsidiaries	116.9	0.3	-	-	-	-	-	-	-	-
Total capitalization	38,880.5	100.0	7,741.3	100.0	7,321.3	100.0	1,266.5	100.0	8,909.7	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership		National Grid Holdings Inc.
	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	4,459.8	100.0	45.1	100.0	3,579.3	100.0	4,503.4	53.2
Preferred stockholders' funds	-	-	-	-	-	-	-	-
Short – term debt	-	-	-	-	-	-	3,966.3	46.8
Long – term debt	-	-	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-	-	-
Total capitalization	4,459.8	100.0	45.1	100.0	3,579.3	100.0	8,469.7	100.0

The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.

Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-4

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT MARCH 31, 2003

	National Grid USA Consolidated
	($MM)	(%)
Short-term debt	828.7	6.6
Long-term debt	4,336.4	34.6
Preferred stock	116.9	0.9
Minority interest	24.5	0.2
Common stock equity	7,230.2	57.7
Total	12,536.7	100.0

	Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company		Niagara Mohawk Power Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	148.2	7.3	10.0	1.0	-	-	2.2	4.6	809.7	10.4
Long-term debt	283.1	14.0	84.7	8.6	15.0	23.4	21.7	45.6	3,954.0	51.0
Preferred stock	10.1	0.5	7.2	0.7	-	-	-	-	98.2	1.3
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,585.6	78.2	880.0	89.7	49.2	76.6	23.7	49.8	2,894.5	37.3
Total	2,027.0	100.0	981.9	100.0	64.2	100.0	47.6	100.0	7,756.4	100.0

	New England Power Company[3]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Hydro Finance Company, Inc.		New England Electric Transmission Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	-	-	6.5	7.9	3.9	8.2	10.4	13.3	4.3	89.6
Long-term debt	410.3	28.7	42.5	51.6	25.2	51.5	67.7	86.7	-	-
Preferred stock	1.3	0.1	-	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,018.3	71.2	33.2	40.5	19.7	40.3	-	-	0.5	10.4
Total	1,429.9	100.0	82.2	100.0	48.8	100.0	78.1	100.0	4.8	100.0

.
Exhibit A-4 (Continued)

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT MARCH 31, 2003

	National Grid USA (Parent)		Niagara Mohawk Holdings, Inc.		Opinac North America, Inc.		Opinac Energy, Inc.		NM Receivables Corp. II		NM Receivables LLC
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	179.3	2.3	-	-	-	-	-	-	-	-	-	-
Long-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	7,481.2	97.7	2,899.3	100.0	13.7	100.0	-	-	-	-	221.3	100.0
Total	7,660.5	100.0	2,899.3	100.0	13.7	100.0	-	-	-	-	221.3	100.0

	NEES Energy, Inc.		EUA Energy Investment Corp.		Metrowest Realty LLC		Wayfinder Group, Inc.		NEES Communications, Inc.		National Grid Communications, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Long-term Debt	4.9	100.0	-	-	4.8	49.0	7.2	100.0	102.2	48.4	0.6	100.0
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	(6.5)	N/A	19.8	100.0	4.9	51.0	(4.4)	N/A	108.8	51.6	(0.6)	N/A
Total	(1.6)	100.0	19.8	100.0	9.7	100.0	2.8	100.0	211.0	100.0	(0.0)	N/A

	National Grid USA Service Company, Inc.		National Grid Transmission Services Corporation		GridAmerica Holdings, Inc.		GridAmerica LLC		NM Properties, Inc[2]
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	328.8	98.2	-	-	-	-	-	-	-	-
Long-term Debt	-	-	0.2	100.0	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	6.0	1.8	(0.2)	N/A	0.1	100.0	-	-	-	-
Total	334.8	100.0	0.0	100.0	0.1	100.0	-	-	-	-

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.

2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.

3 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power, Co., Vermont Yankee Nuclear Power, Corp., and Yankee Atomic Electric Co.

[1] The reporting requirements contained in Appendix B of the January 2002 Order replaced the reporting requirements imposed by National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).
[2] This reporting requirement replaces the one required by New England Electric System, Holding Co. Act Release No. 26768 (October 29, 1997) as supplemented by Holding Co. Act Releases No. 26811 (June 2, 1998), No. 27381 (April 19, 2001) and No. 27414 (June 6, 2001).
[3] Reporting Requirements 14 through 20 were added by the October 2002 Order.